EXHIBIT 21

WHOLLY OWNED SUBSIDIARIES

NAME OF CORPORATION	STATE OF INCORPORATION

Kenilworth Systems Nevada Corporation	Nevada

Roulabette™ Corporation	Nevada

Video Wagering Corporation	New York

NAME OF CORPORATION	COUNTRY OF INCORPORATION

Kenilworth Systems (UK) Limited	United Kingdom